301 Winding Road Old Bethpage, NY 11804 212-750-0373 http://www.pwreit.com/

December 19, 2012

VIA EDGAR

Michael McTiernan

Assistant Director

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Power REIT

SEC Letter re: Form 10-K

Filed March 28, 2012

File No. 000-54560

Dear Mr. McTiernan:

On behalf of Power REIT (the “Trust”), I write in response to your letter dated November 21, 2012 commenting on the Form 10-K referred to above. For each of your comments, I have set forth below the heading, number and text of the comment, followed by the Trust’s response in bold type.

Cover Page of Registration Statement

1.	We note that you have incorporated certain disclosure by reference. Please file all relevant pages from your prospectus as exhibits in accordance with Instruction G.1 of Form 10-K and Rule 12b-23(a)(3) of the Exchange Act. In addition, please identify the specific information that is incorporated in response to each item. Refer to Rule 12b-23(b) of the Exchange Act.

In Parts I and II of the Form 10-K referred to above, the Trust intended to incorporate by reference certain risk factors from the Trust’s prospectus filed with the Commission pursuant to Rule 424(b)(3) under the Securities Act as of December 1, 2011 (the “Prospectus”). The risk factors intended to be incorporated by reference to the Prospectus begin on page 7 of the Prospectus under the heading “General Company Risks” (other risk factors disclosed in the Prospectus, and not intended to be incorporated, relate to the subject transaction of the Prospectus).

The Trust is filing Amendment No. 1 on Form 10-K/A (the “Amendment”) contemporaneously with this letter in order to include risk factors expressly, rather than incorporate them by reference. The Amendment also eliminates the Trust’s incorporation by reference of Power REIT’s proxy statement in Part IV of the Form 10-K, which on reflection the Trust has determined was and is not necessary for compliance with the applicable Form 10-K disclosure requirements.

Michael McTiernan

U.S. Securities and Exchange Commission

RE: Power REIT, File No. 000-54560

December 19, 2012

2.	In future filings, please ensure that you provide the correct filing number.

The Trust has used the correct filing number in filing the Amendment and will use the correct filing number in future filings with the SEC.

Item 1. Business

3.	In future filings, please revise to disclose the company that provides services to you.

The company that provides Power REIT with the business development, accounting and other general administrative services (“Services”) is Caravan Partners, LLC. The Trust has identified Caravan Partners, LLC as its provider of Services in the Amendment and will similarly identify Caravan Partners, LLC in future filings as appropriate.

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Michael McTiernan

U.S. Securities and Exchange Commission

RE: Power REIT, File No. 000-54560

December 19, 2012

I acknowledge on behalf of Power REIT that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

POWER REIT

By:	/s/ David H. Lesser

Name: David H. Lesser

Title: CEO & Chairman

cc:	Stacie Gorman, SEC

Richard Baumann, Morrison Cohen LLP